Exhibit 4.3.2

Schedule of warrants issued to entities affiliated with Natural Gas Partners

Date Issued	Name of Warrant Holder	Number of Shares	Type of Shares	Exercise Price	Expiration Date

August 1, 2006	Natural Gas Partners VIII, L.P.	70,313	Common Stock	$9.50	August 1, 2014

August 1, 2006	Energy Technology Partners, L.L.C.	70,312	Common Stock	$9.50	August 1, 2014

December 22, 2006	Natural Gas Partners VIII, L.P.	117,187	Common Stock	$9.50	December 22, 2014

December 22, 2006	Energy Technology Partners, L.L.C.	117,188	Common Stock	$9.50	December 22, 2014